SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
				Amendment No. 3


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    1/12/2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,217,089

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,217,089

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,217,089

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     10.6%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 4.  Purpose of Transaction.

     Item 4 is amended by adding thereto the following additional information:

     As a result of the concerns previously expressed by the Reporting Persons in this Schedule 13D, and in light of the unsatisfactory conversations in the fourth quarter of 2006 between representatives of the Reporting Persons and members of the Board and the Company's operating management, the Reporting Persons now intend to call a special meeting of the Company's shareholders and to seek to replace a majority of the current members of the Board. The Reporting Persons may decide not to seek to replace certain Company directors.

     Under Oregon law and the Company's Articles of Incorporation, the Reporting Persons, as the holders of 10% of the outstanding common stock, are entitled to call a special meeting of shareholders.
     The Reporting Persons intend to deliver to the Company in the near future a demand that will allow them to call a special meeting and a notice of the actions it proposes be taken at the special meeting. At the special meeting, the Reporting Persons will propose (i) the removal of a majority of the current members of the Board and (ii) that the stockholders fill the vacancies created by such removal with nominees to be designated by the Reporting Persons. In addition, the Reporting Persons may propose to amend the Company's Bylaws to change the number of directors comprising the Board.

     Under Oregon law and the Company's Articles of Incorporation, directors of the Company may be removed without cause, and the Company's Bylaws may be amended, at a meeting of shareholders at which a quorum is present so long as the number of shares voted in favor of removal or the Bylaw amendment, as the case may be, exceeds the number of shares voted against the proposal. Directors will be elected to fill vacancies by a plurality vote of the shareholders.

     In connection with their intended proxy solicitation, Caxton
     Associates L.L.C. and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company. CAXTON ASSOCIATES L.L.C. STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT
     WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

     PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Caxton Associates L.L.C.: Caxton Associates L.L.C., Caxton International Limited, GDK, Inc., A.R.T. Advisors, LLC, Mr. Aaron Sosnick, Mr. Bruce Kovner, Mr. Ross Taylor and Mr. Sean Kiernan. Certain of these persons hold direct or indirect interests as follows: Caxton Associates L.L.C. may be deemed to beneficially own 4,438,200 shares of Common Stock; Caxton International Limited may be deemed to beneficially own
     4,217,089 shares of Common Stock; GDK, Inc. may be deemed to beneficially own 221,111 shares of Common Stock; A.R.T. Advisors, LLC may be deemed to beneficially own 221,111 shares of Common Stock;
     Mr. Aaron Sosnick may be deemed to beneficially own 221,111 shares of Common Stock and Mr. Bruce Kovner may be deemed to beneficially own 4,438,200 shares of Common Stock.





Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 1/16/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 1/16/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					GDK, Inc.

Date: 1/16/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 1/16/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					A.R.T. Advisors, LLC

Date: 1/16/2007				/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative


Date: 1/16/2007				/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative


					Caxton Associates, L.L.C.

Date: 1/16/2007		 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary


Date: 1/16/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).